Joel Bernstein
                         Attorney and Counselor-at-Law

Suite 104                                                           305-409-4500
2666 Tigertail Ave.                                            Fax: 786-513-8522
Miami, Florida 33133                                           Jberns@jberns.com


April 20, 2011


U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Anne Nguyen Parker, Branch Chief

Re:      Dixie Foods International, Inc.
         Registration Statement on Form S-1
         Amendment No. 4
         File No. 333-170662

Greetings:

Registrant has filed Amendment No. 4 to the above-referenced registration statement on Form S-1 reflecting changes responding to the staff's comment letter dated April 5, 2011 on the Amendment No. 3 filing as follows:

Unaudited Financial Statements for the Three Months Ended November 30, 2010

Notes to Financial Statements

Note 10 - Deferred Offering Costs, page F-21

Comment 1: We note your response to our prior comment five and the related revisions to your filing. Your response does not adequately address your consideration of the disclosure requirements regarding the correction of an error in previously issued financial statements. Please revise to disclose that your financial statements were restated and provide the disclosure required by FASB ASC 250-10-50 or tell us why such disclosure is not deemed to be necessary.

Response: "Note 11- CORRECTION OF AN ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS" has been added to the Notes to Financial Statements to the Unaudited Financial Statements for the Three Months Ended November 30, 2010 in this Amendment 4. The headings for the Balance Sheet and Statements of Changes in Stockholders' Equity are indicated "As restated, See Note 11".

This amendment also includes an updating of the registrant's financial statements through February 28, 2011. The Dilution and Capitalization sections have been updated to reflect the February 28, 2011 financials.

It is anticipated that Amendment No. 4 and the information provided herein sufficiently addresses the issues raised in your April 5, 2011 comment letter concerning the above-reference filing. If you have any further comments or require any further information, please contact the undersigned at 305-409-4500 or by fax to 786-513-8522.

                                               Yours very truly,

                                               /s/ Joel Bernstein